Exhibit 99.1

ElectraMeccanica Reveals Awaited Utility and Fleet Version of Flagship SOLO EV

VANCOUVER, British Columbia, Sept. 16, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles, announced today that the Company is planning to produce an alternative “utility and fleet” version of its flagship SOLO EV, which is expected to become available in early 2021. These modified vehicles are being developed based on direct input from potential commercial and fleet partners and will be equipped with a stylish and functional cargo “cap,” offering additional capacity and versatility to suit a variety of different, single-occupant commercial and utility fleet applications.

Utility and Fleet SOLO EV Rendering (subject to change)

Last month, ElectraMeccanica announced that it had commenced assembly line production of the consumer version of the SOLO EV through its manufacturing partner and strategic investor Zongshen Industrial Group. As part of the next step in the Company’s long-term product development roadmap, ElectraMeccanica has been engineering upgrades and modifications over the past few months, which are designed to make the SOLO purpose-built for utility and fleet applications, including food delivery, small parcel and post distribution, technician transportation for service calls and security. The Company’s primary focus is to provide single-person transportation where larger vehicles, e.g., trucks and vans are either unnecessary, inefficient and/or costly.

“Our continued expansion of the SOLO portfolio and its applications was borne from our ongoing mission to establish a complete SOLO ‘ecosystem’ that would support personal, commercial, utility and fleet usage,” said ElectraMeccanica CEO Paul Rivera. “Following direct conversations with select fleet owners and small parcel and food delivery operators, we have been working hard to create an equally revolutionary vehicle comparable to our current SOLO that will provide utility and fleet operators a whole new, superior, efficient and cost effective  driving option compared to traditional models as well as current EV alternatives.”

The SOLO utility and fleet EV is a purpose-built, three-wheeled, all-electric solution for the urban environment and  will offer a low total cost of ownership. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious fleet, utility and commercial operator. The SOLO utility and fleet EV has a range of 100 miles and a top speed of 80 mph, making it safe for highways. It also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. In addition to the “rear-loading” version pictured above, the Company is also considering a “side-loading” version to fit additional applications. Interested parties should reach out to ElectraMeccanica for more information.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c9aa339b-f7e8-44e8-a450-e601c894730f

Source: ElectraMeccanica Vehicles Corp.

Released September 16, 2020